SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF n. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF MEETING OF THE MANAGEMENT BOARD

HELD ON MAY 11TH, 2012

Date, Time and Place: May 11th, 2012, at 11:00 am, at the Company’s social headquarters, located at Avenida Jurandir n. 856, Lote 04, 1º andar, Jardim Ceci, in the City of São Paulo, State of São Paulo. Quorum: Presence of the totality of the members of the Management Board. Panel:  President, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and deliberations: The unanimity of those present deliberated: (a)  approve the request for exercise of the purchase option of fifteen thousand, eight hundred and ninety eight (15,895) (sic) preferred shares, presented by Mr. Geraldo José Lupianhes Medeiros, regarding the first Grant, performed based on the Company’s Shares Purchase Option Plan; (b)  under the terms of the recommendation presented by the Audit and Finances Committee, grant authorization for TAM Linhas Aéreas S.A. (“TLA”), through its directors and/or proxies with specific powers therefore, perform operations related to (a) derivatives in the local and international market indexed to currency, interests, commodities, rates and other indexes occasionally demanded by TLA in national or foreign currency, up to the amount of five hundred million United States Dollars (USD 500,000,000.00); and (b) exchange operations such as exchange agreements (import or export) and their amendments, FINIMP, REFINIMP, Law-Decree No. 4.131, Letter of Credit, Stand By,  Forfating, Working Capital, ACC, ACE, NCE/CCE, BNDES Exim, Future Import and Export Lock, including for the constitution of the necessary guarantees, such as stand by, promissory notes, fiduciary assignments, pledges, mortgages, liens, sureties and avails, in national or foreign currency, up to the amount of two hundred and fifty million United States Dollars (USD 250,000,000.00); all with Banco Bradesco S/A, enrolled at CNPJ/MF under No. 60.746.948/0001-12, with headquarters at Cidade de Deus, s/n., Vila Yara, in the City of Osasco, State of São Paulo, as well as its branches and foreign subsidiaries, during the year of 2012; authorizing, also, the execution, emission and signature of all agreements and credit bonds associated to the aforementioned operations; and (c) rectify the decision taken at the Management Board meeting held on April 13th, 2012, which had as item “c” (ii) of the aforesaid minute, which shall be effective with the following wording: “(ii) Guarantee No. 1) and Guarantee No. 2, regarding the Aircraft Lease Agreement of aircraft Airbus A320-200, serial number 5066, prefix PR-MYP, entered into TLA, in the capacity of Lessee and NBB Brasilia Lease LLC and NBB Rio de Janeiro Lease Co., Ltd., in the capacity of lessors, as well as any and all instruments, documents and/or associated agreements and necessary to the operation mentioned herein, in which the Company appears as a party. Closing:  There being no more issues to discuss, the works were concluded and this present minute was drawn up in the form of a summary, which after being read was signed by all. São Paulo, May 11th, 2012. (signed) Maria Cláudia Oliveira Amaro – President, Flávia Turci – Secretary. Counselors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, Waldemar Verdi Júnior and André Esteves. This is a true copy of the minute drawn up in the appropriate book.

Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.